Mail Stop 4561

Mr. Michael B. Lenard
Executive Vice President, Secretary and Counselor
Paladin Realty Income Properties, Inc.
10880 Wilshire Blvd., Suite 1400
Los Angeles, CA 90024

> **Re:** **Paladin Realty Income Properties, Inc.**
> **Post-Effective Amendment No. 1 to**
> **Registration Statement on Form S-11**
> **Filed October 28, 2008**
> **File No. 333-146867**

Dear Mr. Lenard:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Supplement No. 3 dated October 28, 2008

Selected Financial Data, page 4

1.   Please revise your disclosure to include funds from operations per share data for the most recent four fiscal quarters. As funds from operations is a non-GAAP financial measure, please also include a reconciliation to GAAP for the interim data.

2.   Please revise your disclosure to include compensation paid to your advisor during your last fiscal year and in the current fiscal year to date. Include in your disclosure all accrued but unpaid amounts.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        You may contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3785 if you have questions regarding these comments or on any related matters.

                                                Sincerely,

                                                Karen J. Garnett
                                                Assistant Director

cc: Rosemarie A. Thurston, Esq.
        Leslie H. Solomon, Esq.
        Alston & Bird LLP
        Via facsimile (404) 881-7777